EXHIBIT 99.1

Hydrogenics Announces Completion of Issuance of Third Tranche of Common Shares to CommScope

MISSISSAUGA, Ontario, April 1, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or the "Company"), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced it has closed the third tranche of common shares issued pursuant to its strategic alliance with CommScope, Inc., a global leader in infrastructure solutions for communications networks, which was previously announced on August 9, 2010. The third tranche consisted of 488,998 common shares for an aggregate purchase price of US$2,000,000 (US$4.09per share). As a result of this transaction, CommScope now owns 1,575,659 common shares of the Company representing 26.4% of the outstanding common shares of Hydrogenics.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com